Exhibit 4.4

HUBBELL INCORPORATED

Amended and Restated Deferred Compensation Plan for Directors

As Amended and Restated Effective as of December 23, 2015

ARTICLE I

DEFINITIONS

1.1 “Accounts” shall mean collectively the Director’s Cash Account, Stock Unit Account and Restricted Stock Unit Account.

1.2 “Board” shall mean the Board of Directors of Hubbell Incorporated.

1.3 “Cash Account” shall mean the account created by Hubbell pursuant to Article III of this Plan in accordance with an election by a Director to receive deferred cash compensation under Article II hereof.

1.4 “Change of Control” shall mean the first to occur of any one of the following:

(a) Continuing Directors during any 12 month period no longer constitute a majority of the Directors;

(b) Any person or persons acting as a group (within the meaning of Treas. Reg. §1.409A-3(i)(5)(vi)(D)), acquires (or has acquired within the 12 month period ending on the date of the last acquisition by such person or persons) directly or indirectly, thirty percent (30%) or more of the voting power of the then outstanding securities of Hubbell entitled to vote for the election of Hubbell’s directors; provided that this Section 1.4(b) shall not apply with respect to any acquisition of securities by (i) the trust under a Trust Indenture dated September 2, 1957 made by Louie E. Roche, (ii) the trust under a Trust Indenture dated August 23, 1957 made by Harvey Hubbell, and (iii) any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) maintained by Hubbell or any affiliate of Hubbell;

(c) Any person or persons acting as a group (within the meaning of Treas. Reg. §1.409A-3(i)(5)(v)(B)), acquires ownership (including any previously owned securities) of more than fifty percent (50%) of either (i) the voting power value of the then outstanding securities of Hubbell entitled to vote for the election of Hubbell’s directors or (ii) the fair market value of Hubbell; provided that this Section 1.4(c) shall not apply with respect to any acquisition of securities by (i) the trust under a Trust Indenture dated September 2, 1957 made by Louie E. Roche, (ii) the trust under a Trust Indenture dated August 23, 1957 made by Harvey Hubbell, and (iii) any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) maintained by Hubbell or any affiliate of Hubbell; or

(d) A sale of substantially all of Hubbell’s assets.

Provided, that the transaction or event described in subsection (a), (b), (c) or (d) constitutes a “change in control event,” as defined in Treas. Reg. §1.409A-3(i)(5).

1.5 “Code” shall mean the Internal Revenue Code of 1986, as amended and any successor statute thereto.

1.6 “Compensation Committee” shall mean the Compensation Committee of the Board.

1.7 “Continuing Director” shall mean any individual who is a member of Hubbell’s Board of Directors on December 9, 1986 or was designated (before such person’s initial election as a Director) as a Continuing Director by 2/3 of the then Continuing Directors.

1.8 “Director” shall mean a member of the Board of Directors of Hubbell who is not an employee of Hubbell or any of its subsidiaries.

1.9 “Directors’ Retirement Plan” shall mean the Hubbell Incorporated Retirement Plan for Directors.

1.10 “Equity Plan” shall mean any stock option or other equity incentive compensation plan which is maintained by Hubbell and which provides for grants of Restricted Stock.

1.11 “Fees” shall mean cash amounts earned for serving as a member of the Board, including any Committees of the Board.

1.12 “He”, “Him” or “His” shall apply equally to male and female members of the Board.

1.13 “Hubbell” shall mean Hubbell Incorporated and any corporate successors.

1.14 “Plan” shall mean this Deferred Compensation Plan for Directors as it may be amended from time to time.

1.15 “Restricted Stock” shall mean shares of restricted Common Stock which are awarded to a Director under an Equity Plan for serving as a member of the Board, including any Committees of the Board;

1.16 “Restricted Stock Unit” shall mean one share of Hubbell Common Stock.

1.17 “Restricted Stock Unit Account” shall mean the account created by Hubbell pursuant Article III of this Plan in accordance with an election by a Director to defer Restricted Stock under Article II hereof.

1.18 “Retirement Benefit Account” shall mean the amount, if any, transferred from the Directors’ Retirement Plan to this Plan in accordance with Section 2.4.

1.19 “Year” shall mean calendar year.

1.20 “Separation from Service” shall mean termination of service as a Director; provided that the individual is not or does not as a result thereof become an employee or maintain an independent contractor relationship with Hubbell. All determinations of whether an individual has had a Separation from Service shall be made applying the definition contained in Treas. Reg. §1.409A-1(h).

1.21 “Stock Unit” shall mean one share of Hubbell Common Stock.

1.22 “Stock Unit Account” shall mean the account created by Hubbell pursuant Article III of this Plan in accordance with an election by a Director to receive deferred stock compensation under Article II hereof.

1.23 “Units” shall mean Stock Units and Restricted Stock Units credited to a Participant’s Stock Unit Account and Restricted Stock Unit Account.

ARTICLE II

ELECTION TO DEFER

2.1 A Director may elect, on or before December 31 of any Year, to defer payment of all or a specified part of all Fees earned and Restricted Stock otherwise to be granted during the Year following such election and succeeding Years (until the Director ceases to be a Director). Any person who shall become a Director during any Year, and who was not a Director of Hubbell on the preceding December 31, may elect, before the Director’s term begins, to defer payment of all or a specified part of such Fees earned and Restricted Stock otherwise to be granted during the remainder of such Year and for succeeding Years. Any Fees deferred pursuant to this Section shall be paid to the Director at the time(s) and in the manner specified in Article IV hereof, in the form of cash or Hubbell Common Stock, or any combination thereof, as designated by the Director. Any Restricted Stock deferred pursuant to this Section shall be paid to the Director at the time(s) and in the manner specified in Article IV hereof, in the form of Common Stock.

2.2 The election to participate and manner of payment shall be designated by submitting a letter in the form attached hereto as Appendix A to the Secretary of Hubbell.

2.3 The election shall continue from Year to Year unless the Director terminates it by written request delivered to the Secretary of Hubbell prior to the commencement of the Year for which the termination is first effective.

2.4 A Director who is a participant in the Directors’ Retirement Plan shall have the actuarial lump sum equivalent of his retirement benefit accrued under the Directors’ Retirement Plan as of December 31, 2007 contributed to this Plan, with such amount allocated to his Retirement Benefit Account. In accordance therewith, such Director shall elect prior to December 31, 2007, (i) the time and form of payment of such Retirement Benefit Account in accordance with Sections 4.1 or 4.5 and (ii) the investment of the Retirement Benefit Account in either the Cash Account or a Stock Unit Account as elected under Sections 3.2 or 3.4; provided, however, that if the investment of the Retirement Benefit Account in the Stock Unit Account would violate any federal or state securities laws, as determined by Hubbell’s outside legal counsel, then the Retirement Benefit Account shall be invested in the Cash Account. Notwithstanding anything in Sections 3.4 or 4.1 to the contrary, if it is subsequently determined by Hubbell’s outside legal counsel that the Retirement Benefit Account may be invested in the Stock Unit Account without violating the federal or state securities laws, then each Director shall have a one-time election to have the balance of his Retirement Benefit Account that is held in the Cash Account transferred to the Stock Unit Account. The number of Stock Units to be credited to the Director’s Stock Unit Account shall be determined under the methodology set forth in Section 3.4, but with the date of transfer being the date the Fees would have been paid, and the value of the Retirement Benefit Account on the date of the transfer being the value of the Fees paid.

2.5 Prior to December 31, 2008 each Director who is a participant in the Plan on December 31, 2008 shall make an election to have his or her Accounts payable under Article IV upon Separation from Service commencing on either the six month anniversary of the Director’s Separation from Service or the fifth business day of the Year following the Director’s Separation from Service. For each Director who first becomes a participant in the Plan after January 1, 2009 such election shall be made at the time of the Director’s initial deferral election under Section 2.1. If no such election is filed, then the Director’s Accounts shall be payable commencing on the fifth business day of the Year following the Director’s Separation from Service.

ARTICLE III

DEFERRED COMPENSATION ACCOUNTS

3.1 Hubbell shall maintain separate memorandum accounts for the Fees and Restricted Stock deferred by each Director.

3.2 Hubbell shall credit, on the date Fees become payable, to the Cash Account of each Director the deferred portion of any Fees due the Director as to which an election to receive cash has been made. Fees deferred in the form of cash (and interest thereon) shall be held in the general funds of Hubbell. On the first business day of 2008, Hubbell shall credit to the Cash Account of a Director the amount of his Retirement Benefit Account to which such Director elected to have invested in the Cash Account.

3.3 Hubbell shall credit the Cash Account of each Director on a quarterly basis with interest at the prime rate in effect at Hubbell’s principal commercial bank on the date of the next immediately following regular quarterly Directors’ meeting. A Director’s Cash Account shall continue to accrue interest in the foregoing manner during the period beginning on the Director’s Separation from Service and ending two days prior to the date on which the balance of the Director’s Cash Account will be paid (whether the Director has elected to receive the distribution of his or her Cash Account in a lump sum or in installment payments), in accordance with the terms of Article IV hereof, in satisfaction of all payments owed to the Director under the Plan.

3.4 Hubbell shall credit, on the date Fees become payable, the Stock Unit Account of each Director with the number of Stock Units which is equal to: the deferred portion of any Fees due the Director as to which an election to receive Hubbell Common Stock has been made, divided by the closing price of Hubbell Common Stock as reported on the New York Stock Exchange (the “NYSE”) on the date such Fees would otherwise have been paid (the “Stock Unit Value”). If a closing price is not available from the NYSE for the Common Stock on the date such Fees would otherwise have been paid, then the next preceding practicable date for which such closing price is available shall be used.

3.5 Hubbell shall credit the Stock Unit Account of each Director who has elected to receive deferred compensation in the form of Stock Units with the number of Stock Units equal to any cash dividends (or the fair market value of dividends paid in property other than dividends payable in Common Stock of Hubbell) payable on the number of shares of Common Stock represented by the number of Stock Units in each Director’s Stock Unit Account on the dividend payment date. Dividends payable in Common Stock will be credited to each Director’s Stock Unit Account in the form of Stock Units. A Director’s Stock Unit Account shall continue to be credited with dividends in the foregoing manner during the period beginning on the date of the Director’s Separation from Service and ending two days prior to the date on which the balance of the Director’s Stock Unit Account will be paid (whether the Director has elected to receive the distribution of his or her Stock Unit Account in a lump sum or in installment payments), in accordance with the terms of Article IV hereof, in satisfaction of all payments owed to the Director under the Plan. If adjustments are made to the outstanding shares of Hubbell Common Stock as a result of split-ups, recapitalizations, mergers, consolidations and the like, an appropriate adjustment also will be made in the number of Stock Units credited to the Director’s Stock Unit Account.

3.6 Hubbell shall credit, on the date Restricted Stock is granted, the Restricted Stock Unit Account of each Director with the number of Restricted Stock Units which is equal to the deferred portion of any Restricted Stock as to which an election to defer has been made. The Restricted Stock Units credited to the Restricted Stock Unit Account shall remain subject to the same vesting terms as they would otherwise have had pursuant to the terms of the applicable Equity Plan and award agreement, but for the election to defer such Restricted Stock (and, for the avoidance of doubt, shall be subject to forfeiture on the date that the shares of Restricted Stock that otherwise would have been granted would have been forfeited pursuant to their terms). Hubbell shall credit the Restricted Stock Unit Account of each Director who has elected to defer Restricted Stock with the number of Restricted Stock Units equal to any cash dividends (or the fair market value of dividends paid in property other than dividends payable in Common Stock of Hubbell) payable on the number of shares of Common Stock represented by the number of Restricted Stock Units in each Director’s Restricted Stock Unit Account divided by the closing price of Hubbell’s Common Stock as reported on the NYSE on the dividend payment date. Dividends payable on Common Stock in shares of Common Stock will be credited to each Director’s Restricted Stock Unit Account in the form of Restricted Stock Units. A Director’s Restricted Stock Unit Account shall continue to be credited with dividends in the foregoing manner during the period beginning on the date of the Director’s Separation from Service and ending two days prior to the date on which the balance of the Director’s Restricted Stock Unit Account will be paid (whether the Director has elected to receive the distribution of his or her Restricted Stock Unit Account in a lump sum or in installment payments), in accordance with the terms of Article IV hereof, in satisfaction of all payments owed to the Director under the Plan. If adjustments are made to the outstanding shares of Hubbell Common Stock as a result of split-ups, recapitalizations, mergers, consolidations and the like, an appropriate adjustment also will be made in the number of Restricted Stock Units credited to the Director’s Restricted Stock Unit Account.

3.7 Units shall be computed to three decimal places.

3.8 Units shall not entitle any person to rights of a stock holder with respect to such Units unless and until shares of Hubbell Common Stock have been issued to such person in respect of such Units pursuant to Article IV hereof. Notwithstanding the foregoing, no more than 450,000 shares of Common Stock may be issued as payment under the Plan.

3.9 Hubbell shall not be required to acquire, reserve, segregate, or otherwise set aside shares of its Common Stock for the payment of its obligations under the Plan, but shall make available as and when required a sufficient number of its Common Stock to meet the needs of the Plan.

3.10 Nothing contained herein shall be deemed to create a trust of any kind or any fiduciary relationship. To the extent that any person acquires a right to receive payments from Hubbell under the Plan, such right shall be no greater than the right of any unsecured general creditor of Hubbell.

ARTICLE IV

PAYMENT OF DEFERRED COMPENSATION

4.1 Unless otherwise provided for in this Plan, amounts contained in a Director’s Accounts will be distributed in a lump sum or in installment payments as the Director’s election (made pursuant to Sections 2.2 or 2.4) shall provide. Unless otherwise provided in Section 4.5, distributions shall begin pursuant to the Director’s election on either the six month anniversary of the Director’s Separation from Service or the fifth business day of the Year following the Director’s Separation from Service; and if installment distributions are elected each subsequent installment shall be made as of the fifth business day of the Year next following the Year in which payments commenced. Amounts credited to a Director’s Stock Unit Account shall be paid in the form of one share of Hubbell Common Stock for each Stock Unit. A cash payment will be made with any final installment for any fractions of a Unit remaining in the Director’s Stock Unit Account or Restricted Stock Unit Account. Such fractional Units will be valued based on the closing prices of Hubbell’s Common Stock as reported on the NYSE on the date of settlement. Notwithstanding the foregoing to the contrary, in the event that payment of a Directors Stock Unit Account or Restricted Stock Unit Account in the form of Common Stock would cause the limit on the maximum number of shares which may be issued under the Plan under Section 3.8 to be exceeded, the Director’s Stock Unit Account shall be distributed first up to the maximum number of shares of Common Stock which would not exceed the limit and then the balance thereof shall be distributed in cash.

4.2 Each Director shall have the right to designate a beneficiary who is to succeed to his right to receive payments hereunder in the event of death. Any designated beneficiary will receive payments in the same manner as the Director if he had lived. In case of a failure of designation or the death of a designated beneficiary without a designated successor, the balance of the amounts contained in the Director’s Accounts shall be payable in accordance with Section 4.1 to the Director’s or former Director’s estate in full on the first day of the Year following the Year in which the Director or his designated beneficiary dies. No designation of beneficiary or change in beneficiary shall be valid unless in writing signed by the Director and filed with the Secretary of Hubbell. Any beneficiary may be changed without the consent of any prior beneficiary.

4.3 Notwithstanding Section 4.1, all or a portion of a Director’s Accounts may be paid prior to Separation of Service with the approval of the Board upon the following events:

(a) To comply with a domestic relations order (as defined in Code Section 414(p)(1)(B));

(b) If the Internal Revenue Service, makes a determination that a Director is required to include in gross income the value of his Accounts, as soon as practicable following such determination Hubbell shall pay to the Director in a lump sum, the amount required to be included in the Director’s gross income.

(c) If the distributable balance of the Director’s Accounts is less than the amount applicable under Code Section 402(g) for the year in question, then notwithstanding any prior installment election, the balance of such Accounts shall be distributed in a lump sum.

(d) Upon the termination and liquidation of the Plan, the balance of the Directors Accounts shall be distributed in a lump sum twelve months following such termination and liquidation; provided that such termination or liquidation is not in connection with a downturn in the financial health of Hubbell and shall conform to the requirements of Treas. Reg. Section 1.409A-3(j)(4)(ix).

4.4 Notwithstanding Sections 4.1, 4.5 or 7.3 to the contrary, if a Director is deemed at the time of his Separation from Service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, to the extent delayed commencement of payment of the Director’s Accounts is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of Director’s Accounts shall not be payable to the Director prior to the earlier of (a) the expiration of the six-month period measured from the date of the Director’s Separation from Service or (b) death. Upon the expiration of the applicable Code Section 409A(a)(2)(B)(i) deferral period, all payments deferred pursuant to this Section 4.4 shall be paid in a lump sum to the Director, plus interest thereon from the date of the Executive’s Separation from Service through the payment date at a rate equal to the prime rate of interest as reported in the Wall Street Journal from time to time. Any remaining payments shall be paid as otherwise provided under Section 4.1, 4.5 or 7.3.

4.5 A Director may elect on or prior to December 31, 2008 to commence receiving his Retirement Benefit Account in a lump sum or in installments on either the six month anniversary or the fifth business day of the Year following the date on which the Director attains age 70, regardless of whether or not such Director has incurred a Separation from Service, provided, however, that if a Director has attained age 70 on or before December 31, 2008, then such Retirement Benefit Account shall not commence prior to the first business day of 2009; provided, further, that if installment distributions are elected each subsequent installment shall be made as of the fifth business day of the Year following the Year in which payments commenced. That portion of the Director’s Retirement Benefit Account that is invested in Stock Units shall be valued as provided in Section 4.1.

ARTICLE V

ADMINISTRATION

5.1 The general administration of this Plan and the responsibility for carrying out the provisions hereof shall be vested in the Compensation Committee. The Compensation Committee may adopt, subject to the approval of the Board, such rules and regulations as it may deem necessary for the proper administration of this Plan, and its decision in all matters shall be final, conclusive and binding.

5.2 The books and records to be maintained for the purpose of the Plan shall be maintained by Hubbell at its expense. All expenses of administering the Plan shall be paid by Hubbell.

5.3 Except to the extent required by law, the right of any Director or any beneficiary to any benefit or to any payment hereunder shall not be subject in any manner to attachment or other legal process for the debts of such Director or beneficiary; and any such benefit or payment shall not be subject to alienation, sale, transfer, assignment or encumbrance.

5.4 No member of the Board and no officer or employee of Hubbell shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to his own fraud or willful misconduct, and Hubbell shall not be liable to any person for any such action unless attributable to fraud or willful misconduct on the part of a Director, officer or employee of Hubbell.

5.5 To the extent applicable, this Plan shall be interpreted in accordance with Code Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder. If the Compensation Committee determines that any compensation or benefits payable under this Plan do not comply with Code Section 409A and related Department of Treasury guidance, the Board may amend this Plan or adopt other policies or procedures (including amendments, policies and procedures with retroactive effect), or take such other actions as the Board deems necessary or appropriate to comply with the requirements of Code Section 409A and related Department of Treasury guidance; provided that no such amendment shall be effective without the Director’s consent unless it preserves the Director’s economic benefit prior to such amendment.

ARTICLE VI

AMENDMENT OF PLAN

6.1 Subject to any shareholder approval which may be required by law or the requirements of any stock exchange on which Hubbell’s Common Stock is then listed, the Plan may be amended, suspended or terminated in whole or in part from time to time by the Board, except no amendment, suspension, or termination shall apply to the payment to any Director or beneficiary of a deceased Director of an amount previously credited to a Director’s Accounts, without the Director’s consent.

6.2 Notice of every such amendment shall be given in writing to each Director and beneficiary of a deceased director.

6.3 Notwithstanding any other provision of the Plan to the contrary:

(a) no amendment or action by the Board which adversely affects any Director under the Plan will be valid and enforceable without the prior written consent of such Director;

(b) no termination of the Plan shall have the effect of reducing any amounts credited to a Director’s Accounts.

ARTICLE VII

CHANGE OF CONTROL

7.1 Notwithstanding any election under Section 2.2 to the contrary, upon the occurrence of a Change of Control the amounts credited to a Director’s Accounts shall be paid in cash lump sum, with the Director’s Stock Unit Account being converted into cash on the date of the Change of Control.

7.2 A Director’s Stock Unit Account shall be converted into cash by converting each Stock Unit into the right to receive an amount of cash equal to the highest of the product of (a) the number of Stock Units held in the Stock Unit Account multiplied by (b) (i) the per share amount payable to a shareholder of Hubbell holding one share of Hubbell Common Stock in the Change of Control or (ii) the closing price of one share of Hubbell Common Stock on the NYSE on that day on which such closing price was the highest, during the 60 days preceding the date on which the Change of Control occurs.

7.3 A Director’s Restricted Stock Unit Account shall be converted into cash by converting each Restricted Stock Unit into the right to receive an amount of cash equal to the highest of the product of (a) the number of Restricted Stock Units held in the Restricted Stock Unit Account multiplied by (b) (i) per share amount payable to a shareholder of Hubbell holding one share of Hubbell Common Stock in the Change of Control or (ii) the closing price of one share of Hubbell Common Stock on the NYSE on that day on which such closing price was the highest, during the 60 days preceding the date on which the Change of Control occurs.

7.4 If the Board, in its discretion, determines that a Change in Control is likely to occur, then Hubbell shall deposit the estimated cash equivalent of the Directors’ Accounts into an irrevocable grantor trust to be held for the benefit of the Directors under this Plan. In determining the cash value of Director’s Stock Unit Accounts and Restricted Stock Unit Accounts, for this purpose, the value of a Stock Unit shall be estimated in accordance with Section 7.2 and the value of a Restricted Stock Unit shall be estimated in accordance with Section 7.3, in each case assuming that the Change of Control occurred on such date and using a per share amount which the Board estimates is likely to be paid to shareholders in the Change of Control for purposes of Section 7.2(b)(i). Any assets of such trust shall be subject to the claims of creditors of Hubbell to the extent set forth in the trust, and Directors’ interests in benefits under this Plan shall only be those of unsecured creditors of Hubbell. To the extent the actual value of the Stock Unit Account and Restricted Stock Unit Account upon the Change of Control is less than estimated by the Board, then such excess shall be returned to Hubbell, or used to pay expenses of such trust. Notwithstanding the foregoing, the Company is not required to fund any trust for the benefit of the Eligible Directors if such funding would result in taxation to the Eligible Directors under Section 409A of the Code.

7.5 Following a Change of Control all references to “Compensation Committee” in Section 9.3 are deleted and in lieu thereof is inserted the phrase “trustee under the trust, created pursuant to Section 7.4.”

7.6 A Director’s Accounts shall be paid within thirty (30) days following the Change of Control.

ARTICLE VIII

EFFECTIVE DATE

8.1 This Plan was originally adopted by the Board of Directors on December 12, 1978 and amended on December 14, 1982, December 9, 1986, June 14, 1989, June 20, 1991, December 8, 1999, January 1, 2005 and February 7, 2013. The provisions of this Plan as set forth in this document are effective as of December 23, 2015 and apply to Directors who were or become members of the Board of Directors on and after December 23, 2015, and all fees deferred under this Plan, whether occurring prior to, on or after December 23, 2015. Directors who had a Separation from Service prior to December 23, 2015 shall have their Accounts paid in accordance with the provisions of the Plan as in effect on the date of their Separation from Service.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1 This Plan does not in any way obligate Hubbell to continue to retain a Director on the Board, nor does this Plan limit the right of Hubbell to terminate a Director’s service on the Board.

9.2 No amounts payable hereunder may be assigned, pledged, mortgaged or hypothecated and to the extent permitted by law, no such amounts shall be subject to legal process or attachment for the payment of any claims against any person entitled to receive the same.

9.3 If a Director entitled to receive any payments of his Accounts under the terms of this Plan is deemed by the Compensation Committee or is adjudged by a court of competent jurisdiction to be legally incapable of giving valid receipt and discharge for such retirement benefit, such payments shall be paid to such person or persons as the Compensation Committee shall designate or to the duly appointed guardian of such Eligible Director. Such payments shall, to the extent made, be deemed a complete discharge for such payments under this Plan.

9.4 Payments made by Hubbell under this Plan to any Eligible Director shall be subject to withholding as shall, at the time for such payment, be required under any income tax or other laws, whether of the United States or any other jurisdiction.

9.5 The provisions of this Plan will be construed according to the laws of the State of Connecticut, excluding the provisions of any such laws that would require the application of the laws of another jurisdiction.

9.6 The masculine pronoun wherever used herein shall include the feminine gender and the feminine the masculine and the singular number as used herein shall include the plural and the plural the singular unless the context clearly indicates a different meaning.

9.7 The titles to articles and headings of sections of this Plan are for convenience of reference only and in case of any conflict, the text of the Plan, rather than such titles and headings, shall control.

9.8 Directors and their beneficiaries, heirs, successors and assigns shall have no legal or equitable rights, interests or claims in any property or assets of Hubbell. For purposes of the payment of benefits under this Plan, any and all of Hubbell’s assets shall be, and remain, the general, unpledged unrestricted assets of Hubbell. Hubbell’s obligation under the Plan shall be merely that of an unfunded and unsecured promise to pay money in the future.